Filed under Rule 433

File No. 333-224366-01

Final Term Sheet

Arizona Public Service Company

$300,000,000 3.50% Notes due 2049

November 18, 2019

Issuer:	Arizona Public Service Company

Expected Ratings:	A2 / A- / A (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	November 18, 2019

Settlement Date:	November 20, 2019 (T+2)

Security:	3.50% Notes due 2049

Principal Amount:	$300,000,000

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2020

Maturity Date:	December 1, 2049

Interest Rate:	3.50%

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price / Yield:	98-27+ / 2.303%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	3.503%

Public Offering Price:	99.944% per note

Optional Redemption:	Make-whole call at any time prior to June 1, 2049 at Treasury rate plus 20 basis points and, thereafter, at par

CUSIP/ISIN:	040555 DA9 / US040555DA91

Joint Book-Running Managers:	Citigroup Global Markets Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co-Managers:	KeyBanc Capital Markets Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, PNC Capital Markets LLC toll-free at (855) 881-0697, RBC Capital Markets, LLC toll-free at (866) 375-6829 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.